
05040563

U.S. SECURITIES AND EXCHANGE COMMISSION

VF 3-23-05

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and
Rule 17a-5 Thereunder

SEC FILE NO.
8-34881

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION


SEC MAIL PROCESSING
RECEIVED
MAR - 1 2005
WASH, D.C.
213
SECTION

NAME OF BROKER-DEALER:

Banc One Securities Corp.

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

300 South Riverside Plaza
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Teresa L. Warta — (312) 336-2164
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

One North Wacker Drive	Chicago	Illinois		60606
(ADDRESS) Number and Street		City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Teresa L. Warta, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Banc One Securities Corporation. as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A


OFFICIAL SEAL
ALLISON LONGENBAUGH
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES: 09-20-05

Name: Teresa L. Warta
Title: Financial and Operations Principal

Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

Banc One Securities Corporation

(A Subsidiary of JPMorgan Chase & Co.)

Statement of Financial Condition

December 31, 2004

Banc One Securities Corporation
(A Subsidiary of JPMorgan Chase & Co.)
Index
December 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Board of Directors and Stockholder of
Banc One Securities Corporation:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Banc One Securities Corporation (a wholly-owned subsidiary of Banc One Capital Holdings Corporation) at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of Banc One Securities Corporation's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2005

Banc One Securities Corporation

(A Subsidiary of JPMorgan Chase & Co.)

Statement of Financial Condition

December 31, 2004

(in thousands, except share data)

Assets		
Cash and cash equivalents	$	136,162
Cash and securities segregated under federal and other regulations		14,840
Receivable from broker-dealers and clearing organizations		19,621
Receivable from customers		529
Receivable from investment companies		39
Receivable from affiliates and parent		3,826
Receivable, other		4,598
Furniture and equipment (net of accumulated depreciation of $94)		986
Other assets		2,937
Total assets	$	183,538
Liabilities and Stockholder's Equity		
Payable to customers	$	546
Payable to broker-dealers and clearing organizations		141
Payable to affiliates and parent		147
Accrued employee compensation and benefits		18,174
Income taxes payable		16,876
Deferred tax liability		10,601
Other liabilities		3,308
Total liabilities		49,793
Commitments and contingencies (Note 11)		
Stockholder's equity		
Common stock (authorized, issued and outstanding 500 shares; no par value, $1 assigned)		1
Additional paid-in capital		96,965
Retained earnings		36,779
Total stockholder's equity		133,745
Total liabilities and stockholder's equity	$	183,538

The accompanying notes are an integral part of this financial statement.

1. Organization

Banc One Securities Corporation ("BOSC") is a wholly-owned subsidiary of Banc One Capital Holdings Corporation ("Capital Holdings"), which is a wholly-owned subsidiary of JPMorgan Chase & Co. ("JPMC"). BOSC is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). BOSC is also a registered investment advisor under the Investment Advisers Act of 1940.

BOSC's primary business purpose is the sale and distribution of various investment products on behalf of its retail customers. BOSC is a fully disclosed introducing broker for retail brokerage products which include mutual funds, equity, and fixed income securities; the clearance and custody of customer transactions are provided by its clearing broker Pershing, a Division of Bank of New York ("Pershing"). In addition, as a clearing broker for investment products, BOSC processes customer transactions for mutual fund asset allocation models.

On July 1, 2004 Bank One Corporation, BOSC's former ultimate parent, was acquired by and merged into JPMC in a transaction accounted for as a purchase. As of the date of the acquisition, the cumulative retained earnings of BOSC were transferred to additional paid-in capital. Also, BOSC's pre-acquisition goodwill balance was charged to additional paid-in capital, net of tax.

2. Summary of Significant Accounting Policies

Use of Estimates in the Preparation of the Statement of Financial Condition

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Securities Transactions

Customers' securities transactions and related commission revenue and expenses are recorded on a trade date basis. Amounts receivable and payable on unsettled transactions are recorded net in receivable/payable from/to broker/dealer and clearing organizations at fair value in the accompanying statement of financial condition. Commissions on securities transactions are recorded in commissions and fees in the accompanying statement of income and include revenue earned from affiliated investment products. Commissions earned on sales of Bank One Insurance Group ("BOIG") insurance annuity products and Rule 12b-1 fees earned from mutual funds distributed by One Group Dealer Services ("OGDS") are reported as commissions and fees from affiliates.

Cash and Cash Equivalents

Cash on hand and on deposit and highly liquid investments with original maturities of three months or less are considered cash and cash equivalents.

Furniture and Equipment
Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful life of the related assets ranging from three to seven years. Upon sale or disposition of furniture, or equipment, related accumulated depreciation is removed from the account and any gain or loss is recognized. Assets are assessed periodically for potential impairment.

Income Taxes
BOSC is included in the consolidated federal and certain combined or unitary state income tax returns of JPMC. In addition, BOSC files income tax returns in various states on a separate return basis. Deferred tax assets and liabilities are established for the expected future tax consequences of temporary differences between the carrying amounts on the statement of financial condition and the tax basis of assets and liabilities utilizing currently enacted tax laws and rates. The Federal tax expense for BOSC is calculated as though it filed its return on a stand-alone basis. State taxes are provided on BOSC's taxable income at the effective income tax rate applicable to the combined or unitary group.

Fair Value of Financial Instruments
Management estimates that the fair value of financial assets and liabilities recognized in the statement of financial condition approximates their carrying value due to their short-term nature.

3. Cash and Securities Segregated under Federal and Other Regulations

At December 31, 2004, BOSC segregated cash of $1 and U.S. Treasury securities with a market value of $14,839 in a special reserve bank account for the exclusive benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

4. Receivable From and Payable to Broker-Dealers and Clearing Organizations

The receivable from broker-dealers and clearing organizations represents amounts due to BOSC relating to commission and fee revenues. The payable to broker-dealers and clearing organizations represents amounts due to Pershing for clearing fees related to customer securities transactions. These revenues and expenses primarily result from customer securities transactions introduced to and cleared by Pershing on a trade date basis.

5. Guarantees and Indemnification

BOSC clears all of its securities transactions through Pershing on a fully disclosed basis. Pursuant to the terms of the agreement between BOSC and Pershing, Pershing has the right to charge BOSC for losses that result from BOSC's customers' failure to fulfill their contractual obligations.

To minimize its risk BOSC, through its clearing broker Pershing, requires its customers to, at a minimum, meet margin requirements as specified under Treasury Regulation T. This margin requirement is a good faith deposit from the customer related to their trade obligations. If necessary, BOSC may liquidate certain positions to satisfy the obligations of the customer. Management believes that the margin deposits at December 31, 2004 are adequate to mitigate the risk of material loss.

(in thousands)

In addition, BOSC has the right to pursue collection or performance from customers and other counterparties who do not perform their contractual obligations. BOSC monitors the credit standing of Pershing and all customers and counterparties with which it conducts business.

FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" requires the disclosure of representations and warranties which the BOSC enters into which may provide general indemnifications to others. BOSC in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnifications. BOSC's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against BOSC that have not yet occurred. However, based on its experience, BOSC expects the risk of loss to be remote

6. Related-Party Transactions

In addition to specific operating expenses incurred by BOSC and charged directly to income, certain management, accounting and other costs are incurred in common for BOSC by JPMC and its other subsidiaries. BOSC is allocated a share of these costs proportionately based on an appropriate methodology for each type of expense.

BOSC from time to time may also enter into transactions with other JPMC subsidiaries. The aggregate receivables and payables related to these transactions were $3,826 and $147, respectively, at December 31, 2004. BOSC also derives a portion of its revenue from two affiliated entities, BOIG, related to the sale of insurance annuities, and OGDS, related to the sale of mutual funds.

BOSC has cash balances on deposit with JPMorgan Chase Bank ("JPMCB"). At December 31, 2004, such deposits amounted to $3,582.

7. Employee Compensation and Benefits

BOSC's employees participate to the extent they meet the minimum eligibility requirements, in various benefit plans sponsored by JPMC. Additionally, BOSC employees receive annual incentive compensation based on their performance and JPMC's consolidated operating results.

Pension and Postretirement Plans

BOSC's employees participate in the JPMC U.S. qualified defined benefit pension plan which is noncontributory, and they may also participate in the defined contribution plans sponsored by JPMC. In addition, through JPMC, BOSC provides postretirement medical and life insurance benefits to qualifying employees. These benefits vary with length of service and date of hire and provide for limits of BOSC's share of covered medical benefits. The medical benefits are contributory, while the life insurance benefits are noncontributory. There are no separate plans solely for the employees of BOSC and pension expense as well as postretirement medical and life insurance benefit expense for BOSC is determined by an intercompany charge from JPMC. Assets of JPMC's funded domestic defined benefit pension plan exceeded the accumulated benefit obligation at December 31, 2004. Disclosures of pension benefit obligations and other postretirement benefits, including fund status, expense components and weighted-average actuarial

(in thousands)

assumptions for the JPMC on a consolidated basis have been included in the 2004 Annual Report of JPMorgan Chase & Co.

Employee Stock-Based Incentives
Certain key employees of BOSC participate in JPMC's long-term stock-based incentive plans (LTI Plans) that provide for grants of common stock-based awards, including stock options, restricted stock, restricted stock units, and stock appreciation rights. Effective January 1, 2003, JPMC adopted SFAS No. 123, "Accounting for Stock-Based Compensation," using the prospective transition method. SFAS 123 requires all stock-based compensation awards, including stock options, to be accounted for at fair value. Disclosures required by SFAS No. 123 have been included in the 2004 Annual Report of JPMorgan Chase & Co. on a consolidated basis. See the 2004 Annual Report of JPMorgan Chase & Co. for further disclosure.

8. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, BOSC's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose BOSC to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and BOSC has to purchase or sell the financial instrument underlying the contract at a loss.

9. Income Taxes

At December 31, 2004, BOSC has a net deferred tax liability of $10,601, relating primarily to the reporting of depreciation, employee benefits and other expenses in different periods for tax and financial reporting purposes.

In addition, at December 31, 2004, BOSC has an income tax payable to JPMC of $16,876.

10. Net Capital Requirements

BOSC is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. BOSC is required to maintain minimum net capital equal to the greater of $250 or 6-2/3% of aggregate indebtedness. At December 31, 2004, BOSC had net capital of $114,390, which was $111,783 in excess of its required net capital of $2,607. BOSC's ratio of aggregate indebtedness to net capital was .34 to 1.

11. Commitments and Contingencies

BOSC has been named as a defendant in various legal actions arising from its normal business activities in which damages in various amounts are claimed. Although the amount of any ultimate liability with respect to such matters cannot be determined, in the opinion of management, based on the opinions of counsel, any such liability will not have a material impact on BOSC's financial position.